

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3628

June 21, 2012

<u>Via E-Mail</u>

Mary Ellen Pisanelli, Esq.
Shumaker, Loop & Kendrick, LLP
1000 Jackson Street
Toledo, OH 43604

      Re: Health Care REIT, Inc.
             Schedule TO-I filed June 14, 2012
             File No. 005-43380

Dear Ms. Pisanelli:

We have limited our review of the filing to those issues we have addressed in our comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to the comment, we may have additional comments.

<u>Offer to Purchase</u>

<u>Redemption</u>

1. We note the disclosure states that the issuer will redeem all outstanding Notes on July 17, 2012, which is only the second business day after July 13, 2012, the expiration date of the put option tender offer. Please revise or advise us as to how you are complying with Rule 13e-4(f)(6).

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to the disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions to me at (202) 551-3411. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

/s/ Peggy Kim

Peggy Kim
Special Counsel
Office of Mergers & Acquisitions